HL-ACD9903-15
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Hartford Life Insurance Company
200 Hopmeadow Street
Simsbury, CT 06089

Amendatory Rider

Annuity Commencement Date Deferral Option

This Amendatory Rider (“Rider”) provides an option to defer your Annuity Commencement Date subject to limitations outlined below. Capitalized terms have the meanings set forth in your Contract. “We”, “us” and “our” mean Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company. “You” and “your” mean the Contract Owner.

We will notify you prior to your Annuity Commencement Date of the options available to you at your Annuity Commencement Date.  If one of the options available at that time is the Annuity Commencement Date Deferral Option, you may elect this option by sending to our Administrative Offices the properly completed form during the election period. The election period begins when we send you this Rider and ends on your Annuity Commencement Date. If elected, the Rider will become effective on the Annuity Commencement Date (“Rider Effective Date”). This option may only be elected once.

If you elect this option, then, on the Rider Effective Date:

a)
The death benefit described in your contract and any optional death benefit will be terminated and the new death benefit will be the Contract Value on the date of receipt of Due Proof of Death at our Administrative Offices. If any optional death benefit rider is terminated the charge for that rider will be eliminated.

b)
Optional living benefit riders, including any guaranteed withdrawal or income benefits, guaranteed death benefits or death benefit settlement options and any annuitization options under such riders, will be terminated in their entirety. When the optional living benefit rider is terminated your contract will be subject to the contract minimum rules and the charge for that rider will be eliminated.

c)	This Rider supersedes any conflicting provisions of your Contract or any optional rider.

d)	The Annuity Commencement Date will be deferred to the Annuitant’s [100th] birthday (“Deferred Annuity Commencement Date”).

e)	For Qualified Contracts, the default annuity option is Life Annuity with five years Period Certain.

If your Spouse continues the Contract after the Rider Effective Date, the terms of the Deferral Option will remain in force and, if as a result of the continuation the Annuitant changes, the Deferred Annuity Commencement Date will be adjusted to be the new Annuitant’s [100th] birthday.

If the Contingent Annuitant continues the Contract after the Rider Effective Date, the terms of the Deferral Option will remain in force and the Deferred Annuity Commencement Date will be adjusted to be the new Annuitant’s [100th] birthday.

On the Rider Effective Date, the following changes will be made to your contract.

[The following replaces the definition of Fixed Account under the section titled DEFINITION OF CERTAIN TERMS.

Part of Our General Account to which a portion of the Contract Value may be allocated. Any transfers, deductions or surrenders from the Fixed Account will be accounted for on a first in, first out basis.]

The second paragraph has been removed under Calculation of the Death Benefit under CALCULATION OF DEATH BENEFIT PROVISIONS.

The following replaces the section titled Death Benefits under CALCULATION OF DEATH BENEFIT PROVISIONS.

The Death Benefit will be the Contract Value on the date Due Proof of Death is received at the Administrative Offices of the Company.

The following [replaces the first sentence of the first paragraph in the section titled TRANSFERS BETWEEN ACCOUNTS PROVISIONS, in the subsection titled Transfers Between the Fixed Account and the Sub-Account(s)]

[On the Rider Effective Date a maximum of 20% of Contract Value may be allocated to the Fixed Account. This limit is calculated as of the Valuation Day immediately prior to the Rider Effective Date. Any amount over 20% will be moved out via a Dollar Cost Averaging program with a duration of six months or less.

On or after the Rider Effective Date the existing restriction on the maximum amount transferrable from the Fixed Account during any Contract Year will be waived.

On or after the Rider Effective Date, if at the time of the transfer you are not subject to restrictions on your ability to transfer funds into the fixed account, then you may transfer amounts from existing funds to the Fixed Account until the total amount in the Fixed Account reaches a maximum of 20% of the Contract Value. The Contract Value is calculated on the Valuation Day immediately before the transfer.

On or after the Rider Effective Date, if at the time of the transfer you are not subject to restrictions on your ability to transfer funds into the fixed account, then a maximum of 20% of any additional premium payments may be allocated to the Fixed Account.]

On or after the Rider Effective Date we will not accept a 1035 exchange, direct transfer, or direct rollover into your contract, unless the request to transfer money was received prior to the Election Period.

The following is added to the section titled SETTLEMENT PROVISIONS in subsection titled Annuity Commencement Date.

Upon election of the Annuity Commencement Date Deferral Option, your Annuity Commencement Date will be changed to the Annuitant’s [100th] birthday.

There may be restrictions on your ability to participate in this voluntary option.

Signed for Hartford Life Insurance Company
[

/s/ Brion S. Johnson	/s/ Lisa Levin
Brion Johnson, President        Lisa Levin, Corporate Secretary]